15026618

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

About Corporate Finance Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway – Suite 3300
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway (Address) New York (City) NY (State) 10004 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY - 1 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Howard Spindel, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to About Corporate Finance Corporation for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal

Subscribed and sworn
to before me this
day of March, 12 2015

CASSONDRA E. JOSEPH
NOTARY PUBLIC-STATE OF NEW YORK
No. 02JO6300319
Qualified in New York County
My Commission Expires March 31, 2018

Cassondra E. Joseph

ABOUT CORPORATE FINANCE CORPORATION
(An Indirect Wholly Owned Subsidiary of About Corporate Finance Ltd)
Statement of Financial Condition
December 31, 2014

About Corporate Finance Corporation
(An Indirect Wholly Owned Subsidiary of About Corporate Finance Ltd)
Index
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
About Corporate Finance Corporation

We have audited the accompanying statement of financial condition of About Corporate Finance Corporation (a New York Corporation), as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. About Corporate Finance Corporation's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of About Corporate Finance Corporation as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY
March 16, 2015

ABOUT CORPORATE FINANCE CORPORATION
(An Indirect Wholly Owned Subsidiary of About Corporate Finance Ltd)
Statement of Financial Condition
December 31, 2014

Assets	
Cash	633,233
Fees receivable	22,500
Fixed assets (net of accumulated depreciation)	38,390
Due from Parent	623,130
Other assets	13,772
Security deposit	14,568
Total Assets	$ 1,345,593
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 167,377
Deferred income	15,968
Total Liabilities	$ 183,345
Stockholder's Equity	
Common stock, no par value, 3,000 shares authorized, 2,234 shares issued and outstanding	
Additional paid in capital	$ 597,760
Retained earnings	564,488
Total Stockholder's Equity	1,162,248
Total Liabilities and Stockholder's Equity	1,345,593

The accompanying notes are an integral part of the statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

About Corporate Finance Corporation (the "Company"), previously known as Foundation Markets Corporation, is a broker-dealer and as such is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned indirect subsidiary of About Corporate Finance Limited, a United Kingdom corporation (the "Parent").

The Company acts primarily as a financial advisor relating to merger and acquisition activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue Recognition
Revenues are recognized when earned on private placement and corporate finance transactions.

Concentrations
All cash deposits are held by one financial institution and therefore are subject to credit risk at that financial institution. Management does not believe there to be any significant risk with respect to these deposits.

Amounts due from Parent represent a significant portion of the Company's assets.

3. COMMITMENTS

The Company entered into a non-cancelable lease for its office premises in July 2013, which expires October 2017. The future minimum annual base rent payments required under this operating lease are as follows:

Year Ending December 31,	Total Commitments
2015	$ 68,000
2016	70,000
2017	53,700
	$ 191,700

4. FURNITURE and EQUIPMENT

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the assets which is three years.

Fixed assets at December 31, 2014 consists of:

Computer equipment and software	$ 53,487
Less: Accumulated depreciation	(15,097)
	$ 38,390

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $449,888 which was $437,665 in excess of its required net capital of $12,223.

6. RELATED PARTY TRANSACTIONS

The Company and its Parent company each pay certain expenses on behalf of each other. In addition, the Company pays its parent for certain expenses and advances funds to the Parent. The net amount due from these transactions at year end is shown as due from Parent.

For financial statement purposes, the Parent provided certain managerial services to the Company without charge or recognition.

7. INCOME TAXES

At December 31, 2014, the Company has net operating loss carryforwards for federal income tax purposes of approximately $275,000, which will expire in 2033. The Company does not have net operating loss carryforwards for state income tax purposes. The primary differences between net income reported for financial statement purposes and losses reported for income tax purposes are the differing treatment of deductions for tax purposes. In addition, there would be deferred tax assets reflected in the financial statements but since their realization is not assured beyond a reasonable doubt, the Company has fully reserved for them. Accordingly, the Company has not provided for federal, state or local income taxes as of December 31, 2014 nor has it provided for the effect of deferred income taxes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.